

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

December 19, 2008

<u>Via Facsimile and U.S. Mail</u>

Mr. Stephen Moore
Chief Financial Officer
Pixelworks, Inc.
8100 SW Nyberg Road
Tualatin, Oregon 97062

> **Re:** **Pixelworks, Inc.**
> **Form 10-K for the Year Ended December 31, 2007**
> **Filed March 12, 2008**
> **Form 10-Q for the Quarter Ended September 30, 2008**
> **File No. 000-30269**

Dear Mr. Moore:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your documents in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2007

Item 7a. Quantitative and Qualitative Disclosure About Market Risk, page 46

1.   We note your disclosures related to your interest rate risk for your $140 million
      convertible subordinated debentures. However, we do not see any disclosures related to
      your interest rate risk related to your investment portfolio. Please explain to us if you
      believe that fluctuations in interest rates related to your investment portfolio would
      materially impact your results of operations. If material, please revise your future filings
      to include one of the three disclosure alternatives required by Item 305(a) of Regulation
      S-K.

Item 8. Financial Statements and Supplementary Data, page 46

Notes to Consolidated Financial Statements, page 52

Note 5. Restructuring, page 63

2.   We note your disclosures here and throughout the filing related to your restructuring
      activities. Please revise future filings to include a more detailed description of each of
      your exit or disposal activities, including the facts and circumstances leading to the
      expected activities and the expected completion date, consistent with paragraph 20(a) of
      SFAS 146. Within your discussion, please explain how you considered footnote 1 of
      SFAS 146.

3.   Further to the above, please revise future filings to provide the disclosures required by
      paragraph 20(b) of SFAS 146 and SAB Topic 5.P.4 for *each* restructuring activity for all
      reporting periods presented until the activities are completed.

4.   Please revise your MD&A in future filings to include *all* of the disclosures required by
      SAB Topic 5.P.4.

Form 10-Q for the Quarterly Period Ended September 30, 2008

Item 2. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 17

-Liquidity and Capital Resources, page 24

5.   In light of the current market conditions and your significant investment portfolio at
      September 30, 2008, please expand your discussion and analysis to provide your
      investors with information necessary for an understanding of your financial condition
      related to these investments. Refer to Item 303(a) of Regulation S-K. For example,
      please identify the specific nature of your marketable securities, indicate what factors

may affect the value of those securities, the sensitivity of the value of the securities to those factors, and disclose any material risks.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;
· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or me at (202) 551-3616 if you have questions regarding these comments. In this regard, do not hesitate to contact Kevin Vaughn, Accounting Branch Chief, at (202) 551-3643.

Sincerely,

Lynn Dicker
Reviewing Accountant